384	Additional information Signatures

Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2017	2016	2015	2014	2013
Earnings:
Income before taxes	2,534	610	(514)	916	1,236
Add: Fixed charges included in earnings	1,570	1,530	1,643	1,542	1,746
(A) Total Earnings	4,104	2,140	1,129	2,458	2,981

Fixed charges:
Interest	435	347	412	371	355
Interest on fixed annuities, investment contracts and savings accounts	1,135	1,183	1,232	1,171	1,391
Sub-total fixed charges included in earnings	1,570	1,530	1,643	1,542	1,746

Dividend on preferred shares	-	-	-	-	24
Coupons on perpetual capital securities	138	140	148	171	194
Coupons on Non-Cumulative Subordinated Notes	37	38	38	32	28
(B) Total fixed charges	1,745	1,708	1,829	1,744	1,992

Ratio: (A) / (B)	2.4	1.3	0.6	1.4	1.5
Ratio excluding interest on fixed annuities, investment contracts and savings accounts	4.9	1.8	(0.2)	2.2	2.6

Annual Report on Form 20-F 2017